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10027522

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66969

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Miller Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4900 N. Scottsdale Rd, Suite 3800
(No. and Street)

Scottsdale (City) AZ (State) 85251 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jason Weller 602-225-0505
(Area Code – Telephone Number)

SEC Mail Processing Section

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FEB 2 6 2010

Semple, Marchal & Cooper, LLP
(Name – *if individual, state last, first, middle name*)

Washington, DC
110

2700 N. Central Ave, 9th Floor, Phoenix, AZ 85004
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/9

OATH OR AFFIRMATION

I, Christian M. Wolford, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Miller Capital Markets, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KRISTI N. BERRY
Notary Public, State of Arizona
Maricopa County
My Commission Expires
November 30, 2013

Signature

President & CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

February 23, 2010

To Whom It May Concern:

Pursuant to Rule 17a-5 Section §240.17a-5(e)(3) the Statement of Financial Condition for Miller Capital Markets, LLC as of year ended December 31, 2009 is hereby submitted separately from the financial statement in it entirety to comply with Section §240.17a-5(e)(3) that allows the balance of the annual audited financial statement to be deemed confidential, except as required to be available for official use as detailed in Section §240.17a-5(e)(3).

Christian M. Wolford
President and Chief Executive Officer

Enclosure

MILLER CAPITAL MARKETS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash and cash equivalents		14,926
Certificate of deposit		46,477
Accounts receivable		16,264
Other assets		1,577
Total Assets	$	79,244

LIABILITIES AND MEMBERS' EQUITY

Deferred Rent		2,773
Accounts payable		161
Accounts payable - related party		6,720
Total Liabilities		9,654
Members' equity		
Capital		90,000
Retained earnings <Deficit>		(20,410)
Total Members' Equity		69,590
Total Liabilities and Members' Equity	$	79,244

The Accompanying Notes are an Integral Part
of the Financial Statements

MILLER CAPITAL MARKETS, LLC
NOTES TO FINANCIAL STATEMENTS

Note 1
Summary of Significant Accounting Policies, Use of Estimates and Nature of Operations

Operations

Miller Capital Markets, LLC (the "Company") is a limited liability company formed under the laws of the State of Arizona in 2005. Miller Investments, Inc., an Arizona corporation, is the managing member of the Company with a 99% ownership interest. The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer in securities pursuant to Section 15(b) under the Securities Exchange Act of 1934. The Company is a licensed broker-dealer in twelve States that include Arizona, California, Florida, Georgia, Kentucky, New Jersey, New Mexico, Nevada, New York, North Carolina, Ohio and Texas and is a member of the Financial Industry Regulatory Authority (FINRA).

The principal business activity of the Company is to provide investment banking and corporate finance services to domestic companies and to act as a placement agent in the private placement of corporate securities in offerings exempt from registration under the Securities Act of 1933, as amended (the Act). Placements of such securities will only be offered to accredited investors in accordance with the rules and the provision of Regulation D of the Act. The Company neither trades nor holds cash or securities on behalf of clients. The Company is therefore exempt from the requirements of the SEC's Rule 15c3-3 pertaining to the possession or control of customer-owned assets and cash reserve requirements pursuant to Section (k)(2)(ii) of this rule.

Basis of Presentation

These statements have been prepared in accordance with established standards for securities broker-dealers and accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include, but are not limited to, the accounting for the allowance for doubtful accounts.

Cash and Cash Equivalents

Cash and cash equivalents are considered to be all highly liquid investments purchased with an initial maturity of three (3) months or less.

MILLER CAPITAL MARKETS, LLC
NOTES TO FINANCIAL STATEMENTS (Continued)

Note 1
Summary of Significant Accounting Policies, Use of Estimates and Nature of Operations (Continued)

Revenue Recognition

The Company recognizes revenue for investment banking and merger and acquisition transactions at the time of the closing of a transaction, when the fees have been earned and collection is reasonably assured. For specific service related agreements the Company recognizes revenue either once the services are rendered, on very short term contracts, or ratably over the term of the service agreement, whichever applies. Interest income for time deposits is recognized as revenue at the end of each month.

Income Taxes

No provision for income taxes has been made as the Company is a limited liability company that has elected to be treated as a partnership. As such, it is a "flow through" entity which is not subject to federal or state income taxes. All income or loss "flows through" to the individual members who report the income or loss on their respective tax returns.

Accounts Receivable

The Company follows the allowance method of recognizing uncollectible accounts receivable. The allowance method recognizes bad debt expense based on a review of the individual accounts outstanding and the Company's prior history of uncollectible accounts receivable. As of December 31, 2009, the Company had no allowance for uncollectible accounts receivable as management believes that the entire balance is fully collectible. During the year ended December 31, 2009, the Company did not have any accounts written off. The Company currently does not record finance charges on delinquent accounts receivables.

Note 2
Related Party Transactions

Miller Capital Markets, LLC (MCM) is an affiliate of The Miller Group, which is comprised of these related entities: Miller Capital Corporation (MCC), Miller Investments, Inc. and Miller Management Corporation. MCM subleases its office space from MCC. MCM paid a total amount of $35,743 to MCC for rent, management fees, administrative services and related operating expenses for the year ended December 31, 2009 (of this amount $7,735 was for rent). At December 31, 2009, $6,720 was due to MCC related to monthly expenses.

During the year ended December 31, 2009, the Company sold 60,000 warrants to purchase shares of common stock of Global Entertainment Corporation to Miller Capital Corporation. The warrants were sold for $.03234 per warrant for total cash received of $1,940. The Company's cost basis in the warrants at the time of the sale was $1,744, resulting in a gain on the sale of $196 which is included in Miscellaneous Income.

MILLER CAPITAL MARKETS, LLC
NOTES TO FINANCIAL STATEMENTS (Continued)

Note 2 (Continued)
Related Party Transactions

The Company's sublease agreement for its office space with MCC expires May 2013 and contains rate escalations at future dates. The rate effective September 1, 2008 through January 26, 2010 per square foot was $34.50. Thereafter rent increases in the 17th month of the sublease to $36.00 per square foot and in the 35th month of the sublease to $37.00 per square foot. Future minimum payments under the Company's sublease agreement for its office space from MCC are as follows:

Year ending December 31:	
2010	$ 8,395
2011	$ 8,541
2012	$ 8,658
2013	$ 3,608

Note 3
Net Capital Requirements

The Company is subject to the Uniform Net Capital requirements of the SEC under Rule 15c3-1. The SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2009, the Company had net capital of $51,575, which was $46,575 in excess of the amount required to be maintained at that date.

Note 4
Significant Concentrations

The Company is dependent on its managing member, Miller Investments, Inc., for new capital in the event the Company's minimum net capital requirement is not supported through operating income.

The Company maintains its cash and certificate of deposit balances at a major financial institution. Deposits not to exceed $250,000 are insured by the Federal Deposit Insurance Corporation. At December 31, 2009, the Company did not have any uninsured cash.

Note 5
Statement of Cash Flows

The Company paid no interest expense or federal or state income tax during the year ended December 31, 2009.

MILLER CAPITAL MARKETS, LLC
NOTES TO FINANCIAL STATEMENTS (Continued)

Note 6
Certificate of Deposit

At December 31, 2009 the Company had one certificate of deposit. This certificate of deposit was originally opened on June 25, 2008 and was subsequently renewed on April 1, 2009 and most recently on December 28, 2009. The second renewal has a term of nine months with a maturity date of September 25, 2010 and an interest rate of .45%.

Note 7
Subsequent Events

The Company has evaluated Subsequent Events through February 10, 2010, which is the date the Financial Statements were available to be issued. No material events have occurred since the Balance Sheet of December 31, 2009.